

April 23, 2015

Gil Borok
Deputy Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, CA 90071

> **Re: CBRE Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-32205**

Dear Mr. Borok:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2014

Financial Statements and Supplementary Data, page 70

Note 2. Significant Accounting Policies, page 78

Mortgage Servicing Rights, page 88

1. Please tell us and revise future filings to clarify your accounting policy for these assets at the lower of amortized cost or fair value by including the disclosure requirements of ASC 860-50-50-3 and 50-4.

2. Please tell us and revise future filings to clarify how the recording of servicing assets at fair value resulted in net gains.

Note 4. Fair Value, page 92

3. Please provide us and revise the disclosures surrounding available for sale securities in future filings to include the requirements of ASC 320-10-50-6 through 50-8 regarding the impairment of securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief